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                                                              OMB APPROVAL
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                                                         OMB Number: 3235-0515
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                                                        Expires: April 30, 2005
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 23)
                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)
          James M. Barkley, Esq.                 Peter R. Schwartz, Esq.
        Simon Property Group, Inc.               Westfield America Inc.
           National City Center                 11601 Wilshire Boulevard
        115 West Washington Street                     12th Floor
              Suite 15 East                       Los Angeles, CA 90025
          Indianapolis, IN 46024                Telephone: (310) 445-2427
        Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                         ------------------------------
                                   Copies to:
    Steven A. Seidman, Esq.                    Scott V. Simpson, Esq.
    Robert B. Stebbins, Esq.          Skadden, Arps, Slate, Meagher & Flom LLP
    Willkie Farr & Gallagher                      One Canada Square
       787 Seventh Avenue                           Canary Wharf
    New York, New York 10019                  London, E14 5DS, England
   Telephone: (212) 728-8000                Telephone: (44) 20 7519 7000

                         ------------------------------
                            CALCULATION OF FILING FEE

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         TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
            $ 1,221,120,520                     $ 244,224.10
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

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 61,056,026 shares of Common Stock, consisting of (i) 52,270,965 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,185,009 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 1,597,783 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on Amendment No. 1 to the Registrant's Preliminary Proxy Statement on Schedule 14A filed on February 25, 2003, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.
** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $248,745.11                              Filing Party:  Simon Property Group, Inc.; Simon Property
Form or Registration No.:   Schedule TO (File No. 005-42862),                       Acquisitions, Inc.; Westfield America, Inc.
                            Amendment No. 1 to the Schedule TO       Date Filed:    December 5, 2002, December 16, 2002 and
                            and Amendment No. 5 to the Schedule TO                  January 15, 2003

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
/ / Check the appropriate boxes below to designate any transactions to which the statement relates.
     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                   SCHEDULE TO

               This Amendment No. 23 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002, by Amendment No. 4 thereto filed with the Commission on December 31, 2002, by Amendment No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission on January 16, 2003, by Amendment No. 8 thereto filed with the Commission on January 22, 2003, by Amendment No. 9 thereto filed with the Commission on January 23, 2003, by Amendment No. 10 thereto filed with the Commission on February 7, 2003, by Amendment No. 11 thereto filed with the Commission on February 11, 2003, by Amendment No. 12 thereto filed with the Commission on February 18, 2003, by Amendment No. 13 thereto filed with the Commission on February 21, 2003, by Amendment No. 14 thereto filed with the Commission on February 21, 2003, by Amendment No. 15 thereto filed with the Commission on February 27, 2003, by Amendment No. 16 thereto filed with the Commission on February 27, 2003, by Amendment No. 17 thereto filed with the Commission on February 28, 2003, by Amendment No. 18 thereto filed with the Commission on March 3, 2003, by Amendment No. 19 thereto filed with the Commission on March 6, 2003, by Amendment No. 20 thereto filed with the Commission on March 18, 2003, by Amendment No. 21 thereto filed with the Commission on March 21, 2003 and by Amendment No. 22 thereto filed with the Commission on March 28, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 23 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

               Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

               The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 11.       ADDITIONAL INFORMATION.

               On March 31, 2003, SPG Inc., the Purchaser and WEA announced that the Expiration Date of the Offer has been extended to 12:00 midnight, New York City time, on May 30, 2003. The full text of a press release, dated March 31, 2003,

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               issued by SPG Inc. and WEA with respect to such announcement is filed herewith as Exhibit (a)(5)(RR).

Item 12.       EXHIBITS.

(a)(5)(RR) Press release issued by Simon Property Group, Inc. and Westfield America, Inc., dated March 31, 2003.

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                                    SIGNATURE

               After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 31, 2003 that the information set forth in this statement is true, complete and correct.


                                    SIMON PROPERTY GROUP, INC.

                                    By: /s/ James M. Barkley
                                       -----------------------------
                                       Name:  James M. Barkley
                                       Title: Secretary and General Counsel


                                    SIMON PROPERTY ACQUISITIONS, INC.

                                    By: /s/ James M. Barkley
                                       -----------------------------
                                       Name:  James M. Barkley
                                       Title: Secretary and Treasurer

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               After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of March 31, 2003 that the information set forth in this statement is true, complete and correct.


                                    WESTFIELD AMERICA, INC.

                                    By: /s/ Peter R. Schwartz
                                       ----------------------------------
                                       Name: Peter R. Schwartz
                                       Title: Senior Executive Vice President

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                                  EXHIBIT INDEX

  EXHIBIT NO.                           DESCRIPTION
---------------    -------------------------------------------------------------
(a)(5)(RR)         Press release issued by Simon Property Group, Inc. and
                   Westfield America, Inc., dated March 31, 2003.